EXHIBIT 99.1

FirstService Declares 10% Increase to Quarterly Cash Dividend

TORONTO, Feb. 06, 2018 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (NASDAQ:FSV) ("FirstService") announced today that its Board of Directors has approved a 10% increase in the quarterly cash dividend on the outstanding Subordinate Voting Shares and Multiple Voting Shares of the Company (together, the "Common Shares") over the previous US$0.1225 per Common Share and declared a quarterly dividend of US$0.135 per Common Share.  The dividend is payable on April 6, 2018 to holders of Common Shares of record at the close of business on March 29, 2018.

At this distribution level, the Company’s dividend on an annualized basis will be US$0.54, up from US$0.49 per year. The growth in the dividend represents the third consecutive 10% increase since FirstService became a new public company through its mid-2015 spin-off. FirstService’s consistent growth in annual cash flow and conservative balance sheet provide strong support for the increased distribution to its shareholders, while fully preserving flexibility to fund growth opportunities across its businesses.

The dividend on Common Shares is an "eligible dividend" for Canadian income tax purposes.

About FirstService Corporation
FirstService Corporation is a North American leader in the property services sector, serving its customers through two industry-leading service platforms: FirstService Residential, North America's largest manager of residential communities; and FirstService Brands, one of North America's largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than $1.5 billion in annual revenues and has more than 17,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Subordinate Voting Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol "FSV".

For the latest news from FirstService Corporation, visit www.firstservice.com

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2016 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

COMPANY CONTACTS:

D. Scott Patterson
President & CEO
(416) 960-9500

Jeremy Rakusin
Chief Financial Officer
(416) 960-9500